Registration No.  333-179614
                                                  1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 3408

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                     Wheaton, Illinois  60187

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on March 14, 2012 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


               Baker Boyer Core Equity Portfolio, Series 4

                                 FT 3408

FT 3408 is a series of a unit investment trust, the FT Series. FT 3408 consists of a single portfolio known as Baker Boyer Core Equity Portfolio, Series 4 (the "Trust"). The Trust invests in a diversified portfolio of common stocks ("Securities") selected by applying four specialized strategies. The Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                             1-800-621-1675


              The date of this prospectus is March 14, 2012

                            Table of Contents

Summary of Essential Information                                  3
Fee Table                                                         4
Report of Independent Registered Public Accounting Firm           5
Statement of Net Assets                                           6
Schedule of Investments                                           7
The FT Series                                                    12
Portfolio                                                        12
Risk Factors                                                     15
Public Offering                                                  17
Distribution of Units                                            20
The Sponsor's Profits                                            21
The Secondary Market                                             21
How We Purchase Units                                            22
Expenses and Charges                                             22
Tax Status                                                       23
Retirement Plans                                                 25
Rights of Unit Holders                                           25
Income and Capital Distributions                                 26
Redeeming Your Units                                             27
Investing in a New Trust                                         28
Removing Securities from the Trust                               28
Amending or Terminating the Indenture                            29
Information on the Sponsor, Trustee,
   FTPS Unit Servicing Agent and Evaluator                       29
Other Information                                                31

                    Summary of Essential Information

               Baker Boyer Core Equity Portfolio, Series 4
                                 FT 3408


At the Opening of Business on the Initial Date of Deposit-March 14, 2012


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units (1)                                                                                    24,984
Fractional Undivided Interest in the Trust per Unit (1)                                                      1/24,984
Public Offering Price:
Public Offering Price per Unit (2)                                                                         $   10.000
   Less Initial Sales Charge per Unit (3)                                                                       (.100)
                                                                                                           __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                                  9.900
   Less Deferred Sales Charge per Unit                                                                          (.145)
                                                                                                           __________
Redemption Price per Unit (5)                                                                                   9.755
   Less Creation and Development Fee per Unit (3)(5)                                                            (.050)
   Less Organization Costs per Unit (5)                                                                         (.031)
                                                                                                           __________
Net Asset Value per Unit                                                                                   $    9.674
                                                                                                           ==========
Estimated Net Annual Distribution per Unit (6)                                                             $    .1802
Cash CUSIP Number                                                                                          30279N 738
Reinvestment CUSIP Number                                                                                  30279N 746
Fee Accounts Cash CUSIP Number                                                                             30279N 753
Fee Accounts Reinvestment CUSIP Number                                                                     30279N 761
FTPS CUSIP Number                                                                                          30279N 779
Pricing Line Product Code                                                                                      077117
Ticker Symbol                                                                                                  FNTRAX

First Settlement Date                                          March 19, 2012
Mandatory Termination Date (7)                                 June 18, 2013
Income Distribution Record Date                                Tenth day of each month, commencing April 10, 2012.
Income Distribution Date (6)                                   Twenty-fifth day of each month, commencing April 25, 2012.

_____________

(1) As of the Evaluation Time on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is generally valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of the Trust at the end of the initial offering period. If Units are redeemed prior to any such reduction, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) We base our estimate of the dividends the Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend). There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in the Trust's fees and expenses, currency exchange rates, foreign withholding and with the sale of Securities. See "Fee Table" and "Expenses and Charges." The Trustee will distribute money from the Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions." Upon termination of the Trust, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to remaining Unit holders.

(7) See "Amending or Terminating the Indenture."

                                Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 15 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                  Amount
                                                                                                                  per Unit
                                                                                                                  ________
Unit Holder Sales Fees (as a percentage of public offering price)
Maximum Sales Charge
   Initial sales charge                                                                              1.00%(a)     $.100
   Deferred sales charge                                                                             1.45%(b)     $.145
   Creation and development fee                                                                      0.50%(c)     $.050
                                                                                                     _______      _______
   Maximum sales charge (including creation and development fee)                                     2.95%        $.295
                                                                                                     =======      =======
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                                      .310%(d)     $.0310
                                                                                                     =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative, evaluation
      and FTPS Unit servicing fees                                                                   .060%        $.0060
   Trustee's fee and other operating expenses                                                        .671%(f)     $.0671
                                                                                                     _______      _______
         Total                                                                                       .731%        $.0731
                                                                                                     =======      =======

                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust, the principal amount and distributions are rolled every 15 months into a New Trust and you are subject to a reduced transactional sales charge. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests.
Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

             1 Year       3 Years      5 Years      10 Years
             ______       _______      _______      ________
             $399         $1,009       $1,402       $2,869

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing June 20, 2012.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of the Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for the Trust include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."


                          Report of Independent
                    Registered Public Accounting Firm


The Sponsor, First Trust Portfolios L.P., and Unit Holders

FT 3408


We have audited the accompanying statement of net assets, including the schedule of investments, of FT 3408, comprising Baker Boyer Core Equity Portfolio, Series 4 (the "Trust"), as of the opening of business on March 14, 2012 (Initial Date of Deposit). This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the Trust for the purchase of Securities, as shown in the statement of net assets, as of the opening of business on March 14, 2012, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 3408, comprising Baker Boyer Core Equity Portfolio, Series 4, as of the opening of business on March 14, 2012 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP


Chicago, Illinois
March 14, 2012

                         Statement of Net Assets

               Baker Boyer Core Equity Portfolio, Series 4
                                 FT 3408


                    At the Opening of Business on the
                 Initial Date of Deposit-March 14, 2012


                                                         NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                       $247,340
Less liability for reimbursement to Sponsor for organization costs (3)                                       (775)
Less liability for deferred sales charge (4)                                                               (3,623)
Less liability for creation and development fee (5)                                                        (1,249)
                                                                                                         ________
Net assets                                                                                               $241,693
                                                                                                         ========
Units outstanding                                                                                          24,984
Net asset value per Unit (6)                                                                             $  9.674

                                                   ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                                    $249,838
Less maximum sales charge (7)                                                                              (7,370)
Less estimated reimbursement to Sponsor for organization costs (3)                                           (775)
                                                                                                         ________
Net assets                                                                                               $241,693
                                                                                                         ========
______________

                    NOTES TO STATEMENT OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) The Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for the Trust is based on their aggregate underlying value. The Trust has a Mandatory Termination Date of June 18, 2013.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $500,000 will be allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0310 per Unit. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on June 20, 2012 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through August 20, 2012. If Unit holders redeem Units before August 20, 2012, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."


                         Schedule of Investments

               Baker Boyer Core Equity Portfolio, Series 4
                                 FT 3408


At the Opening of Business on the Initial Date of Deposit-March 14, 2012


                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)                                       Price          Shares     Share       the Trust (2)
___________________________________                                       ____________   ______     _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (15.88%):
BMW GY       Bayerische Motoren Werke (BMW) AG #                            0.79%         21        $ 93.15      $  1,956
BYD          Boyd Gaming Corporation *                                      0.18%         53           8.32           441
BWS          Brown Shoe Company, Inc.                                       0.18%         46           9.51           437
BKE          The Buckle, Inc.                                               0.52%         26          49.43         1,285
CECO         Career Education Corporation *                                 0.18%         52           8.38           436
COH          Coach, Inc.                                                    1.40%         44          78.68         3,462
COCO         Corinthian Colleges, Inc. *                                    0.18%        102           4.32           441
DAI GY       Daimler AG #                                                   0.81%         32          62.80         2,009
F            Ford Motor Company                                             1.40%        272          12.70         3,454
GCI          Gannett Co., Inc.                                              0.52%         86          14.93         1,284
HRB          H&R Block, Inc.                                                0.52%         77          16.61         1,279
LMCA         Liberty Media Corp. - Liberty Capital (Series A) *             1.38%         38          89.90         3,416
LYV          Live Nation Entertainment Inc. *                               0.18%         47           9.40           442
M            Macy's, Inc.                                                   1.39%         87          39.57         3,443
MDP          Meredith Corporation                                           0.52%         38          34.00         1,292
MGM          MGM Resorts International *                                    1.40%        240          14.39         3,454
MHK          Mohawk Industries, Inc. *                                      0.35%         13          66.57           865
ODP          Office Depot, Inc. *                                           0.36%        258           3.41           880
OMX          OfficeMax Inc. *                                               0.18%         81           5.45           441
PERY         Perry Ellis International, Inc. *                              0.18%         24          18.56           445
ENL          Reed Elsevier NV (ADR) +                                       0.52%         52          24.58         1,278
ROST         Ross Stores, Inc.                                              1.40%         61          56.95         3,474
SSI          Stage Stores, Inc.                                             0.18%         27          16.39           443
SUP          Superior Industries International, Inc.                        0.18%         22          19.73           434
VOW3 GY      Volkswagen AG (Preference Shares) #                            0.80%         11         181.06         1,992
VOXX         VOXX International Corp. *                                     0.18%         33          13.42           443

Consumer Staples (6.83%):
MO           Altria Group, Inc.                                             0.52%         43          30.10         1,294
BGS          B&G Foods, Inc.                                                0.52%         56          22.79         1,276
EL           The Estee Lauder Companies Inc.                                1.40%         56          61.74         3,457
HLF          Herbalife Ltd. +                                               1.41%         50          69.87         3,494
LO           Lorillard, Inc.                                                0.53%         10         131.22         1,312
NAFC         Nash Finch Company                                             0.18%         15          28.98           435
PM           Philip Morris International Inc.                               1.39%         40          85.71         3,428
RAI          Reynolds American Inc.                                         0.52%         31          41.86         1,298
SFD          Smithfield Foods, Inc. *                                       0.36%         38          23.41           890

Energy (12.66%):
BP/ LN       BP Plc #                                                       0.80%        252           7.85         1,977
CXO          Concho Resources Inc. *                                        1.41%         35          99.34         3,477
CLR          Continental Resources, Inc. *                                  1.40%         39          88.89         3,467
DO           Diamond Offshore Drilling, Inc.                                0.51%         18          69.87         1,258

                    Schedule of Investments (cont'd.)

               Baker Boyer Core Equity Portfolio, Series 4
                                 FT 3408


At the Opening of Business on the Initial Date of Deposit-March 14, 2012


                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)                                       Price          Shares     Share       the Trust (2)
___________________________________                                       ____________   ______     _________   _____________
Energy (cont'd.):
ENI IM       Eni SpA #                                                      0.80%         82        $ 24.06      $  1,973
E            Eni SpA (ADR) +                                                0.53%         27          48.19         1,301
IMO          Imperial Oil Limited +                                         1.40%         75          46.34         3,476
PTEN         Patterson-UTI Energy, Inc.                                     0.35%         47          18.67           878
PDC          Pioneer Drilling Company *                                     0.18%         48           9.19           441
KWK          Quicksilver Resources Inc. *                                   0.36%        160           5.50           880
RDS/A        Royal Dutch Shell Plc (ADR) +                                  0.52%         18          72.18         1,299
SDRL         Seadrill Limited +                                             0.52%         33          38.63         1,275
STL NO       StatoilHydro ASA #                                             0.80%         70          28.30         1,981
FP FP        Total S.A. #                                                   0.79%         35          55.83         1,954
TOT          Total S.A. (ADR) +                                             0.52%         23          56.00         1,288
UNT          Unit Corporation *                                             0.36%         19          46.44           882
WLL          Whiting Petroleum Corporation *                                1.41%         61          57.03         3,479

Financials (14.13%):
AGNC         American Capital Agency Corp. (4)                              0.27%         22          29.86           657
AF           Astoria Financial Corporation                                  0.35%         95           9.21           875
BDN          Brandywine Realty Trust (4)                                    0.26%         57          11.21           639
CMO          Capstead Mortgage Corporation (4)                              0.26%         48          13.49           648
CBL          CBL & Associates Properties, Inc. (4)                          0.26%         36          17.86           643
CBG          CBRE Group Inc. *                                              1.40%        168          20.58         3,457
CDR          Cedar Shopping Centers Inc. (4)                                0.18%         89           4.96           441
1 HK         Cheung Kong (Holdings) Limited #                               0.80%        137          14.46         1,981
CIM          Chimera Investment Corporation (4)                             0.26%        211           3.05           644
CYS          CYS Investments Inc. (4)                                       0.26%         47          13.69           643
DRE          Duke Realty Corporation (4)                                    0.26%         45          14.17           638
EGP          EastGroup Properties, Inc. (4)                                 0.26%         13          50.00           650
EPR          Entertainment Properties Trust (4)                             0.26%         14          46.47           651
FII          Federated Investors, Inc. (Class B)                            0.52%         59          21.86         1,290
FNF          Fidelity National Financial, Inc.                              0.36%         49          18.07           885
FOR          Forestar Group Inc. *                                          0.18%         27          16.16           436
GOV          Government Properties Income Trust (4)                         0.26%         27          23.78           642
HTS          Hatteras Financial Corp. (4)                                   0.26%         22          28.82           634
HPT          Hospitality Properties Trust (4)                               0.26%         25          25.80           645
IVR          Invesco Mortgage Capital Inc. (4)                              0.26%         36          17.93           646
JNS          Janus Capital Group Inc.                                       0.36%         96           9.16           879
JEF          Jefferies Group, Inc.                                          0.36%         48          18.42           884
KRG          Kite Realty Group Trust (4)                                    0.18%         86           5.14           442
LRY          Liberty Property Trust (4)                                     0.25%         18          34.90           628
CLI          Mack Cali Realty Corporation (4)                               0.35%         30          29.13           874
MFA          MFA Financial, Inc. (4)                                        0.26%         87           7.40           644

                    Schedule of Investments (cont'd.)

               Baker Boyer Core Equity Portfolio, Series 4
                                 FT 3408


At the Opening of Business on the Initial Date of Deposit-March 14, 2012


                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)                                       Price          Shares     Share       the Trust (2)
___________________________________                                       ____________   ______     _________   _____________
Financials (cont'd.):
NHI          National Health Investors, Inc. (4)                            0.26%         13        $ 49.22      $    640
PLFE         Presidential Life Corporation                                  0.18%         39          11.21           437
PL           Protective Life Corporation                                    0.35%         30          28.94           868
O            Realty Income Corporation (4)                                  0.26%         17          38.04           647
RGA          Reinsurance Group of America                                   0.35%         15          58.34           875
RLI          RLI Corp.                                                      0.52%         18          72.01         1,296
SNH          Senior Housing Properties Trust (4)                            0.26%         29          22.27           646
SLG          SL Green Realty Corp. (4)                                      0.35%         11          79.27           872
SFG          StanCorp Financial Group, Inc.                                 0.36%         22          40.83           898
STWD         Starwood Property Trust Inc. (4)                               0.26%         30          21.20           636
STC          Stewart Information Services Corporation                       0.18%         32          13.79           441
SUI          Sun Communities, Inc. (4)                                      0.26%         15          43.55           653
16 HK        Sun Hung Kai Properties Ltd #                                  0.80%        129          15.30         1,974
4 HK         Wharf Holdings Ltd #                                           0.80%        335           5.90         1,975

Health Care (6.24%):
A            Agilent Technologies, Inc.                                     1.40%         77          45.11         3,474
ALXN         Alexion Pharmaceuticals, Inc. *                                1.41%         39          89.51         3,491
AZN          AstraZeneca Plc (ADR) +                                        0.52%         28          45.55         1,275
CYH          Community Health Systems Inc. *                                0.35%         37          23.68           876
LLY          Eli Lilly and Company                                          0.52%         32          40.17         1,285
HWAY         Healthways, Inc. *                                             0.18%         58           7.64           443
MRK          Merck & Co., Inc.                                              0.53%         34          38.28         1,302
RHHBY        Roche Holding AG (ADR) +                                       0.52%         30          43.16         1,295
SAN FP       Sanofi #                                                       0.81%         26          77.14         2,006

Industrials (13.08%):
AIR          AAR Corp.                                                      0.18%         20          21.89           438
APOG         Apogee Enterprises, Inc.                                       0.18%         32          13.57           434
ABFS         Arkansas Best Corporation                                      0.17%         23          18.68           430
CAT          Caterpillar Inc.                                               1.42%         31         113.30         3,512
CRDN         Ceradyne, Inc.                                                 0.17%         14          30.71           430
CMI          Cummins Inc.                                                   1.41%         28         124.31         3,481
FAST         Fastenal Company                                               1.40%         65          53.29         3,464
BGC          General Cable Corporation                                      0.35%         29          30.29           878
13 HK        Hutchison Whampoa Limited #                                    0.80%        189          10.46         1,977
ITT          ITT Corp.                                                      0.35%         38          23.01           874
JBLU         JetBlue Airways Corporation *                                  0.35%        173           5.08           879
KELYA        Kelly Services, Inc.                                           0.18%         29          15.29           443
LMT          Lockheed Martin Corporation                                    0.51%         14          89.65         1,255
8031 JP      MITSUI & CO., LTD. #                                           0.80%        115          17.25         1,984
ROK          Rockwell Automation, Inc.                                      1.40%         41          84.55         3,467

                    Schedule of Investments (cont'd.)

               Baker Boyer Core Equity Portfolio, Series 4
                                 FT 3408


At the Opening of Business on the Initial Date of Deposit-March 14, 2012


                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)                                       Price          Shares     Share       the Trust (2)
___________________________________                                       ____________   ______     _________   _____________
Industrials (cont'd.):
8053 JP      Sumitomo Corporation #                                         0.80%        132        $ 15.04      $  1,985
TAL          TAL International Group, Inc.                                  0.52%         35          36.78         1,287
TGH          Textainer Group Holdings Limited +                             0.52%         38          34.09         1,295
VVI          Viad Corp.                                                     0.17%         23          18.78           432
GWW          W.W. Grainger, Inc.                                            1.40%         16         216.45         3,463

Information Technology (13.68%):
ADS          Alliance Data Systems Corporation *                            1.41%         28         124.41         3,484
AOL          AOL, Inc. *                                                    0.35%         49          17.84           874
AAPL         Apple Inc. *                                                   1.38%          6         568.10         3,409
ARW          Arrow Electronics, Inc. *                                      0.35%         21          41.61           874
ASML NA      ASML Holding N.V. #                                            0.81%         42          47.45         1,993
AVID         Avid Technology, Inc. *                                        0.18%         40          10.97           439
AVT          Avnet Inc. *                                                   0.35%         24          36.02           865
BHE          Benchmark Electronics, Inc. *                                  0.18%         26          17.05           443
COHU         Cohu, Inc.                                                     0.18%         36          12.12           436
CVG          Convergys Corporation *                                        0.35%         69          12.67           874
CLGX         CoreLogic, Inc. *                                              0.35%         53          16.54           877
DELL         Dell Inc. *                                                    1.40%        201          17.23         3,463
FFIV         F5 Networks, Inc. *                                            1.39%         26         132.72         3,451
6501 JP      Hitachi, Ltd. #                                                0.80%        329           6.02         1,979
KLAC         KLA-Tencor Corporation                                         1.39%         68          50.58         3,439
MWW          Monster Worldwide Inc. *                                       0.35%         93           9.41           875
OPLK         Oplink Communications, Inc. *                                  0.18%         26          17.00           442
SPIL         Siliconware Precision Industries Company (ADR) +               0.52%        218           5.89         1,284
STM          STMicroelectronics N.V. +                                      0.52%        167           7.70         1,286
TECD         Tech Data Corporation *                                        0.36%         16          54.95           879
UMC          United Microelectronics Corporation (ADR) +                    0.52%        485           2.65         1,285
VSH          Vishay Intertechnology, Inc. *                                 0.36%         73          12.06           880

Materials (9.83%):
BAS GY       BASF SE #                                                      0.81%         23          87.33         2,009
BAK          Braskem S.A. (ADR) +                                           0.52%         73          17.51         1,278
CE           Celanese Corporation                                           1.40%         73          47.54         3,470
CENX         Century Aluminum Company *                                     0.18%         48           9.16           440
CF           CF Industries Holdings, Inc.                                   1.38%         19         180.27         3,425
SID          Companhia Siderurgica Nacional S.A. (CSN) (ADR) +              0.52%        124          10.39         1,288
UFS          Domtar Corporation +                                           0.36%          9          99.62           897
EMN          Eastman Chemical Company                                       1.39%         66          52.12         3,440
FMC          FMC Corporation                                                1.41%         35         100.01         3,500
FRES LN      Fresnillo Plc #                                                0.80%         69          28.67         1,978
ZEUS         Olympic Steel, Inc.                                            0.18%         18          24.91           448

                    Schedule of Investments (cont'd.)

               Baker Boyer Core Equity Portfolio, Series 4
                                 FT 3408


                    At the Opening of Business on the
                 Initial Date of Deposit-March 14, 2012


                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)                                       Price          Shares     Share       the Trust (2)
___________________________________                                       ____________   ______     _________   _____________
Materials (cont'd.):
RS           Reliance Steel & Aluminum Co.                                  0.36%         16        $ 55.36      $    886
VALE         Vale S.A. (ADR) +                                              0.52%         54          23.62         1,276

Telecommunication Services (4.55%):
CTL          CenturyLink, Inc.                                              0.52%         33          39.36         1,299
MBT          Mobile TeleSystems (ADR) +                                     0.52%         70          18.25         1,278
9432 JP      Nippon Telegraph and Telephone Corporation (NTT) #             0.80%         42          47.39         1,991
PHI          Philippines Long Distance Telephone Company (ADR) +            0.52%         20          64.20         1,284
TEO          Telecom Argentina S.A. (ADR) +                                 0.52%         70          18.25         1,278
VIV          Telefonica Brasil, S.A. (ADR) +                                0.52%         42          30.77         1,292
TDS          Telephone and Data Systems, Inc.                               0.35%         35          24.78           867
VOD LN       Vodafone Group Plc #                                           0.80%        735           2.69         1,977

Utilities (3.12%):
CNP          CenterPoint Energy, Inc.                                       0.52%         66          19.47         1,285
CIG          Companhia Energetica de Minas Gerais-CEMIG (ADR) +             0.52%         54          23.73         1,281
DTE          DTE Energy Company                                             0.52%         23          56.46         1,299
HNP          Huaneng Power International, Inc. (ADR) +                      0.52%         51          25.19         1,285
UNS          Unisource Energy Corporation                                   0.52%         34          37.51         1,275
VVC          Vectren Corporation                                            0.52%         43          29.71         1,278
                                                                          _______                                ________
                  Total Investments                                       100.00%                                $247,340
                                                                          =======                                ========
_____________

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on March 14, 2012. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the exchange rate at the Evaluation Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The Evaluator, at its discretion, may make adjustments to the prices of Securities held by the Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Accounting Standards Codification 820, "Fair Value Measurements and Disclosures," the Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $247,403 and $63, respectively.

(3) Common stocks of companies headquartered or incorporated outside the United States comprise approximately 29.60% of the investments of the Trust.

(4) This Security represents the common stock of a real estate investment trust ("REIT"). REITs comprise approximately 6.26% of the investments of the Trust.

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt ("ADR") on a U.S. national securities exchange.

# This Security represents the common stock of a foreign company which trades directly on a foreign securities exchange. Amounts may not compute due to rounding.

* This Security represents a non-income producing security.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 3408, consists of a single portfolio known as Baker Boyer Core Equity Portfolio, Series 4.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the Securities and will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                         Portfolio

Objective.

The Baker Boyer Core Equity Portfolio is a unit investment trust which provides the convenience of owning four distinct strategies in one investment. It invests in a fixed portfolio of stocks which are selected by applying pre-determined screens and factors to a universe of stocks and then holds them for approximately 15 months. The portfolio seeks above-average total return; however, there is no assurance the objective will be met.

The approximate composition of the Trust on the Initial Date of Deposit is as follows:

- Approximately 42% of the portfolio is composed of common stocks which comprise the Target Growth Strategy;

- Approximately 26% of the portfolio is composed of common stocks which comprise the Target Global Dividend Leaders Strategy;

- Approximately 16% of the portfolio is composed of common stocks which comprise the Modified S&P Target SMid 60 Strategy; and

- Approximately 16% of the portfolio is composed of common stocks which comprise the MSCI EAFE Target 20 Strategy.

                    Portfolio Strategies

Target Growth Strategy.

The Target Growth Strategy invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Growth Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of 12 business days prior to the date of this prospectus and screen for the following:
      - Minimum market capitalization of $6 billion;
      - Minimum three month average daily trading volume of $5 million;
        and
      - Minimum stock price of $5.

Step 2: We eliminate REITs, ADRs, registered investment companies and limited partnerships.

Step 3: We select only those stocks with positive one year sales growth.


Step 4: We rank the remaining stocks on three equally-weighted factors:
      - Sustainable growth rate (a measurement of a company's implied growth rate that can be funded with its internal capital);
      - Change in return on assets; and
      - Recent 6-month price appreciation.

Step 5: We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the ten major market sectors, as defined by S&P's Global Industry Classification Standard ("GICS").


Target Global Dividend Leaders Strategy.

The Target Global Dividend Leaders Strategy is based on these steps:

Step 1: We establish three distinct universes as of 12 business days prior to the Initial Date of Deposit which consist of the following:
      - Domestic equity - all U.S. stocks.
      - International equity - all foreign stocks that are listed on a U.S. securities exchange either directly or are in the form of ADRs.
      - REITs - all U.S. REITs.

Step 2: Registered investment companies and limited partnerships are excluded from all universes. REITs are also excluded from the domestic and international equity universes.


Step 3: We select the stocks in each universe that meet the following criteria:
      - Market capitalization greater than $1 billion.
      - Three-month average daily trading volume greater than $1 million.
      - Current indicated dividend yield greater than twice that of the S&P 500 Index at the time of selection.

Step 4: We rank the selected stocks within each universe on three equally-weighted factors: price to cash flow; return on assets and 3, 6 and 12-month price appreciation.

Step 5: We select the 20 stocks within each universe with the best overall combined rankings, subject to a maximum of four stocks from any one of the ten major market sectors for both the domestic and international equity universes. If a universe has less than 20 eligible securities, all eligible securities are selected.


Step 6: The universes are approximately weighted as shown below. Stocks are approximately equally-weighted within their universe.
      - 40% domestic equity.
      - 40% international equity.
      - 20% REITs.

Modified S&P Target SMid 60 Strategy.

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The Modified S&P Target SMid 60 Strategy stocks are determined as follows:

First: We identify the stocks which comprise the S&P Target SMid 60 Strategy by following the six steps set forth below:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap

600 Index ("S&P SmallCap 600") as of 12 business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price to book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price to book ratio.


Step 3: We rank each stock on three equally-weighted factors:
      - Price to cash flow;
      - 12-month change in return on assets; and
      - 3-month price appreciation.


Step 4: We eliminate any registered investment companies, limited partnerships, business development companies and any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.


Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the S&P Target SMid 60 Strategy. In the event of a tie, the stock with the better price to cash flow ratio is selected.

Step 6: The stocks selected from the S&P MidCap 400 are given approximately twice the weight of the stocks selected from the S&P SmallCap 600, taking into consideration that only whole shares will be purchased.


Second: From the list of stocks selected above, we remove any stocks issued by regional banks.

Third: We replace any regional bank stock removed from the list with the next highest ranked non-regional bank stock determined through application of the S&P Target SMid 60 Strategy and give such stock the approximate weighting of the stock it replaced.

MSCI EAFE Target 20 Strategy.

The MSCI EAFE Target 20 Strategy selects 20 common stocks from the MSCI EAFE Index(R). The MSCI EAFE Target 20 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the MSCI EAFE Index(R) as of 12 business days prior to the date of this prospectus.

Step 2: We then select the 200 largest by market capitalization that meet both of the following three-month average daily trading volume liquidity screens:
      - Minimum of $5 million traded.
      - Minimum of 100,000 shares traded.


Step 3: The remaining stocks are ranked on four equally-weighted factors:

      - Price to cash flow.
      - Price to book.
      - Return on assets.
      - Momentum.

Step 4: We purchase an approximately equally-weighted portfolio of the 20 stocks with the highest combined ranking on the four factors, subject to a maximum of four stocks from any one of the ten major market sectors and a maximum of four stocks from any single country.

About Baker Boyer National Bank.

Baker Boyer National Bank ("Baker Boyer") is proud of its unique distinction as Washington's oldest bank. Baker Boyer has enjoyed 140 years of success because of an eagerness to fulfill the varied and changing needs of its clients and community. Still family owned and operated, the bank takes great pride in its long tradition of strength, stability, financial guidance, and exceptional personal service.

Other Considerations.


Please note that we applied the strategies which make up the Trust's portfolio at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of 12 business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which the Trust's Securities are selected.


The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from the Trust as described under "Removing Securities from the Trust" have been excluded from the universe of securities from which the Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how the Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, ADRs, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

"S&P(R)," "S&P 500(R)," "S&P MidCap 400(R)," "S&P SmallCap 600(R)" and
"Standard & Poor's(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The Modified S&P Target SMid 60 Strategy is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Strategy. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

The MSCI EAFE Target 20 Strategy is not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to the Trust, the Securities or the index on which such Trust or Securities are based. Except as noted herein, the publisher has not approved of any of the information in this prospectus.

The publishers of the S&P 500 Index and the MSCI EAFE Index(R) are not affiliated with us and have not participated in creating the Trust or selecting the Securities for the Trust. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                       Risk Factors

Price Volatility. The Trust invests in common stocks. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, especially the relatively short 15-month life of the Trust, or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Current Economic Conditions. The National Bureau of Economic Research announced that the U.S. economy's recession which began in December 2007 technically ended in June 2009. Despite this announcement, economic activity remains below average levels, the United States continues to experience increased unemployment and stock markets remain below pre-recession levels. The recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions and has negatively impacted all sectors of the economy. The current economic crisis has also affected the global economy with European and Asian markets suffering historic losses. Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted.

On August 5, 2011, Standard & Poor's Ratings Services lowered its long-term sovereign credit rating on the United States of America to "AA+" from "AAA." In reaching its decision, Standard & Poor's cited the prolonged controversy over raising the statutory debt ceiling and the related fiscal policy debate and their belief that further near-term progress containing the growth in public spending, especially on entitlements, or on reaching an agreement on revenues is less likely than they previously assumed. The impact of the downgrade of the U.S. long-term sovereign credit rating by Standard & Poor's is uncertain, but will likely lead to increased interest rates and volatility in the short-term.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

REITs. Certain of the Securities in the Trust are issued by REITs. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REITs and the ability of the REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of the REITs.


Strategy. Please note that we applied the strategies which make up the Trust's portfolio at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the strategy or the investment objective of the Trust will be achieved. Because the Trust is unmanaged and follows a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.


Foreign Securities. Certain of the Securities in the Trust are issued by foreign companies, which makes the Trust subject to more risks than if it invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or a foreign securities exchange or are in the form of ADRs which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Recent turmoil in the Middle East and natural disasters in Japan have increased the volatility of certain foreign markets.

The purchase and sale of the foreign Securities, other than foreign Securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Because foreign securities exchanges may be open on different days than the days during which investors may purchase or redeem Units, the value of the Trust's Securities may change on days when investors are not able to purchase or redeem Units.
Although we do not believe that the Trust will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Trust is maintained by: Hongkong and Shanghai Banking Corporation, Hong Kong for Hong Kong Securities; The Bank of Tokyo-Mitsubishi UFJ Ltd., Tokyo, Japan for Japanese Securities; Crest Co. Ltd. for United Kingdom Securities; and Euroclear Bank, a global custody and clearing institution for all other foreign Securities, each of which has entered into a sub-custodian relationship with the Trustee. In the event the Trustee informs the Sponsor of any material change in the custody risks associated with maintaining assets with any of the entities listed above, the Sponsor will instruct the Trustee to take such action as the Sponsor deems appropriate to minimize such risk.

Emerging Markets. Certain of the Securities in the Trust are issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore

Units of the Trust) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities not listed on a U.S. securities exchange or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators, hedge funds and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trust would receive, in U.S. dollars, had the Trustee sold any particular currency in the market. The value of the Securities in terms of U.S. dollars, and therefore the value of your Units, will decline if the U.S. dollar decreases in value relative to the value of the currencies in which the Securities trade.

Small-Cap Companies. Certain of the Securities in the Trust are issued by companies which have been designated by the Sponsor as small-cap. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc., Lorillard Inc. or Reynolds American, Inc., or any of the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or threatened litigation will have on the value of these Securities.

                      Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the

Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of the Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). On the Initial Date of Deposit, the initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit. Thereafter, it will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from June 20, 2012 through August 20, 2012. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 2.95% per Unit and the maximum dealer concession is 2.25% per Unit. However, if you invest at least $50,000 including any proceeds as described below (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge for the amount of the investment eligible to receive the reduced sales charge is reduced as follows:

                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands)*:             will be:         will be:
________________             ___________      __________
$50 but less than $100       2.70%              2.00%
$100 but less than $250      2.45%              1.75%
$250 but less than $500      2.20%              1.50%
$500 but less than $1,000    1.95%              1.25%
$1,000 or more               1.40%              0.75%

*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse, or the equivalent if recognized under local law, or child (including step-children) under the age of 21 living in the same household to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account including pension, profit sharing or employee benefit plans, as well as multiple-employee benefit plans of a single employer or affiliated employers (provided they are not aggregated with personal accounts). You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You are entitled to use your Rollover proceeds from a previous series of the Trust, or redemption or termination proceeds from any unit investment trust (regardless of who was sponsor) to purchase Units of the Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table with respect to such proceeds. Please note that if you purchase Units of the Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible to receive the reduced sales charge described in this paragraph, the trade date of the Rollover, redemption or termination resulting in the receipt of such proceeds must have occurred within 30 calendar days prior to your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the Rollover, termination or redemption proceeds used for the Unit purchase and such transaction must be from the same account. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a securities exchange or The NASDAQ Stock Market(R), their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the NASDAQ(R) Official Closing Price as determined by The NASDAQ Stock Market LLC. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). The Evaluator, at its discretion, may make adjustments to the prices of Securities held by the Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. This may occur particularly with respect to foreign securities held by the Trust in which case the Trust may make adjustments to the last closing sales price to reflect more accurately the fair value of the Securities as of the Evaluation Time. If current ask prices are unavailable, or if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. The aggregate underlying value of non-U.S. listed Securities is computed on the basis of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                   Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 1.30% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                               Additional
(in millions)                             Concession
_____________________                     __________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for the Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE (OR THE FTPS UNIT

SERVICING AGENT IN THE CASE OF FTPS UNITS). If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account of the Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trust with respect to the Trust's FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- A quarterly license fee (which will fluctuate with the Trust's net asset value) payable by the Trust for the use of certain service marks, trademarks and trade names of MSCI Barra and/or Standard & Poor's;

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trust. If there is not enough cash in the Income or Capital Accounts of the Trust, the Trustee has the power to sell Securities in the Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section may not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

The Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If the Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

For federal income tax purposes, you are treated as the owner of Trust Units and not of the assets held by the Trust. Taxability issues are taken into account at the trust level. Your federal income tax treatment of income from the Trust is based on the distributions paid by the Trust.

Income From the Trust.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust's distributions into ordinary dividends, capital gains dividends and returns of capital. Income reported is generally net of expenses (but see Deductibility of Trust Expenses, below). Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from the Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from the Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Under the "Health Care and Education Reconciliation Act of 2010," income from the Trust may also be subject to a new 3.8% "Medicare tax" imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Distributions with Respect to Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a regulated investment company such as the Trust are generally taxed at the same rates that apply to net capital gain (as discussed below), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Trust itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2013. The Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on Units that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

For Units purchased on or after January 1, 2011 (or, 2012, if the Units are acquired in a reinvestment plan in 2011), the information statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long term or short term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors. You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

Capital Gains and Losses.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 0% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2013. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% for net capital gains from most property acquired after December 31, 2000 with a holding period of more than five years, and the 10% rate is reduced to 8% for net capital gains from most property (regardless of when acquired) with a holding period of more than five years.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from the Trust and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REITs included in the Trust) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust assets when you redeem your Units at any time prior to 10 business days before the Trust's Mandatory Termination Date. By electing to receive an In-Kind Distribution, you will receive Trust assets plus, possibly, cash. THIS DISTRIBUTION IS SUBJECT TO TAXATION, AND YOU WILL GENERALLY RECOGNIZE GAIN OR LOSS, GENERALLY BASED ON THE VALUE AT THAT TIME OF THE SECURITIES AND THE AMOUNT OF CASH RECEIVED. The IRS could, however, assert that a loss could not be currently deducted.

Rollovers.

If you elect to have your proceeds from the Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

Deductibility of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

Investments in Certain Foreign Corporations.

If the Trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Trust could be subject to U.S.

federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unit holders. The Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes. The Trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income.

Under this election, the Trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.

Foreign Investors.

If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trust will be characterized as dividends for federal income tax purposes (other than dividends which the Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the Trust that are properly reported by such Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met.

Distributions after December 31, 2012 may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners.

Foreign Tax Credit.

If the Trust invests in any foreign securities or at least 50% of the value of the total assets of the Trust (at the close of each quarter of the taxable year) is represented by interests in other RICs, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. If you purchase or hold FTPS Units, your ownership of FTPS Units will be recorded in book-entry form on the register of Unit holdings maintained by the FTPS Unit Servicing Agent. If you purchase or hold Units through First Trust's online transaction system which enables certain financial representatives to process Unit trades through the First Trust Advisor Direct system ("Advisor Direct"), your ownership of Units ("Advisor Direct Units") will be recorded in book-entry form on the register of Unit holdings maintained by the Trustee. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co., or otherwise will be accomplished by book entries made by the FTPS Unit Servicing Agent, with respect to FTPS Units, or by the Trustee, with respect to Advisor Direct Units. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction or from the FTPS Unit Servicing Agent if you purchased and hold FTPS Units or from Advisor Direct or the Trustee with respect to Advisor Direct Units. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units, or the FTPS Unit Servicing Agent, if you hold FTPS Units, or Advisor Direct or the Trustee, if you hold Advisor Direct Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on the Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will make distributions on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month provided the amount equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of the Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying your broker/dealer or bank (or the FTPS Unit Servicing Agent with respect to FTPS Units or Advisor Direct with respect to Advisor Direct Units, as applicable) within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units or to the FTPS Unit Servicing Agent, if you hold FTPS Units, or Advisor Direct, if you hold Advisor Direct Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units, or, if you hold FTPS Units, the date the redemption request is received by the FTPS Unit Servicing Agent, or, if you hold Advisor Direct Units, the date the redemption request is received either by Advisor Direct or the Trustee, as applicable (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 5,000 Units, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders or Unit holders who purchased through Advisor Direct. No In-Kind Distribution requests submitted during the 10 business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1.the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

The Trust's portfolio has been selected on the basis of total return potential for a limited time period. When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held (or the FTPS Unit Servicing Agent in the case of FTPS Units) of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of the Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

            Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

           Information on the Sponsor, Trustee,
          FTPS Unit Servicing Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $175 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and the Securities Investor Protection
Corporation. Our principal offices are at 120 East Liberty Drive,
Wheaton, Illinois 60187; telephone number (800) 621-1675. As of December 31, 2011, the total consolidated partners' capital of First Trust
Portfolios L.P. and subsidiaries was $30,265,155 (audited).


This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 120 East Liberty Drive, Wheaton, Illinois 60187. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

MSCI EAFE Index(R).

THE MSCI EAFE TARGET 20 STRATEGY IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. ("MSCI"), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED
TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE "MSCI PARTIES"). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI.
MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY FIRST TRUST PORTFOLIOS L.P. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION
OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THESE TRUSTS OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN TRUSTS GENERALLY OR IN THESE TRUSTS PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THESE TRUSTS OR THE ISSUER OR
OWNERS OF THESE TRUSTS OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THESE TRUSTS OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF
THE TIMING OF, PRICES AT, OR QUANTITIES OF THESE TRUSTS TO BE ISSUED OR
IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THE UNITS OF THESE TRUSTS ARE REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THESE TRUSTS OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THESE TRUSTS.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THESE TRUSTS, OWNERS OF THESE TRUSTS, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                             First Trust(R)

               Baker Boyer Core Equity Portfolio, Series 4
                                 FT 3408

                                Sponsor:

                       First Trust Portfolios L.P.
                       Member SIPC o Member FINRA
                         120 East Liberty Drive
                         Wheaton, Illinois 60187
                             1-800-621-1675

   FTPS Unit Servicing Agent:                     Trustee:

        FTP Services LLC                 The Bank of New York Mellon

     120 East Liberty Drive                  101 Barclay Street
     Wheaton, Illinois 60187              New York, New York 10286
         1-866-514-7768                        1-800-813-3074
                                            24-Hour Pricing Line:
                                               1-800-446-0132
                                 Please refer to the "Summary of Essential
                                    Information" for the Product Code.

                        ________________________

 When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
    for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.

                        ________________________

    This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:


-  Securities Act of 1933 (file no. 333-179614) and


-  Investment Company Act of 1940 (file no. 811-05903)

    Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington
 D.C. Information regarding the operation of the SEC's Public Reference
       Room may be obtained by calling the SEC at 1-202-942-8090.

  Information about the Trust is available on the EDGAR Database on the
                         SEC's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                             March 14, 2012


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 3408 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated March 14, 2012. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Standard & Poor's                                               1
Risk Factors
   Securities                                                   2
   Dividends                                                    2
   Foreign Issuers                                              2
   Emerging Markets                                             3
   Exchange Rates                                               3
   REITs                                                        4
   Small-Cap Companies                                          5
Litigation
   Tobacco Industry                                             6
Securities
   Target Growth Strategy Stocks                                7
   Target Global Dividend Leaders Strategy Stocks               8
   Modified S&P Target SMid 60 Strategy Stocks                 12
   MSCI EAFE Target 20 Strategy Stocks                         15

Standard & Poor's

The Trust is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to the licensee or the Trust. S&P has no obligation to take the needs of the licensee or the owners of the Trust into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trust or the timing of the issuance or sale of the Trust or in the determination or calculation of the equation by which the Trust is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trust.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since certain of the Securities in the Trust consist of securities of foreign issuers, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. An investment in Units of the Trust should be made with an understanding of the risks inherent with investing in certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Exchange Rates. Certain of the Securities in the Trust are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

REITs. An investment in Units of the Trust should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of

Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small-cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Litigation

Tobacco Industry. Certain of the issuers of Securities in the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the Trust described in the prospectus.

                      Target Growth Strategy Stocks


Agilent Technologies, Inc., headquartered in Santa Clara, California, provides bio-analytical and electronic measurement solutions to various industries; including life sciences, electronics, chemical analysis, and communications.

Alexion Pharmaceuticals, Inc., headquartered in Cheshire, Connecticut, is engaged in the research and development of proprietary immunoregulatory products used in the treatment of autoimmune and cardiovascular diseases.

Alliance Data Systems Corporation, headquartered in Dallas, Texas, provides transaction services, credit services, and marketing services to retail companies in North America. The company focuses on facilitating and managing electronic transactions between clients and their customers through multiple distribution channels, including its in-store, catalog, and the Internet.

Apple Inc., headquartered in Cupertino, California, designs, manufactures, and markets microprocessor-based personal computers and related personal computing, audio and video, and communicating devices. The company sells its product line worldwide through its retail stores, an online store, and third-party wholesalers.

Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines. The company also provides various financial products and services.

CBRE Group Inc., headquartered in Los Angeles, California, offers commercial real estate services worldwide. The company provides various advisory services, such as strategic advice and execution to owners, investors, and occupiers of real estate; origination and servicing of commercial mortgage loans; and valuation services that include market value appraisals, litigation support, discounted cash flow analyses, and feasibility and fairness opinions.

Celanese Corporation, headquartered in Dallas, Texas, engages in the production and sale of industrial chemicals. The company operates through four segments: chemical products, technical polymers, acetate products and performance products.

CF Industries Holdings, Inc., headquartered in Long Grove, Illinois, engages in the manufacture and distribution of nitrogen and phosphate fertilizer products in North America. The company has developed a process to extract uranium from its production of phosphate fertilizer products for use in nuclear reactors.

Coach, Inc., headquartered in New York, New York, designs, produces and markets leather goods and accessories. Products include handbags, business cases, luggage and travel accessories. The company markets its products internationally.

Concho Resources Inc., headquartered in Midland, Texas, is engaged in the exploration for and the acquisition and development of oil and natural gas properties in the Permian Basin area of southeastern New Mexico and western Texas.

Continental Resources, Inc., headquartered in Enid, Oklahoma, operates as a crude-oil concentrated, independent oil and natural gas exploration and production company.

Cummins Inc., headquartered in Columbus, Indiana, designs, manufactures, distributes and services diesel and natural gas engines. The company also produces electric power generation systems and engine-related products, such as filtration and emissions solutions, fuel systems, controls and air handling systems. The company's products are used by customers in a wide variety of automotive and industrial markets and for power generation.

Dell Inc., headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

Eastman Chemical Company, headquartered in Kingsport, Tennessee, is a global chemical company engaged in the manufacture and sale of a broad portfolio of chemicals, plastics, and fibers.

The Estee Lauder Companies Inc., headquartered in New York, New York, manufactures and markets skin care, makeup, fragrance, and hair care products. The company's products are sold worldwide under brand names such as "Aramis," "Aveda," "Clinique," "Estee Lauder," "Origins" and "Prescriptives."

F5 Networks, Inc., headquartered in Seattle, Washington, engages in marketing, selling and servicing products that optimize the delivery of network-based applications, and availability of servers, data storage devices and other network resources.

Fastenal Company, headquartered in Winona, Minnesota, is principally engaged in the sale of industrial supplies, including threaded fasteners and construction supplies, through its retail store sites located in all 50 states, Canada, Mexico, Puerto Rico and Singapore.

FMC Corporation, headquartered in Philadelphia, Pennsylvania, operates as a chemical company, serving the agricultural, industrial, and consumer markets worldwide. The company's agricultural products business segment manufactures and sells proprietary insecticides and herbicides used for the protection of cotton, corn, rice, cereals, vegetables and other crops.

Ford Motor Company, headquartered in Dearborn, Michigan, makes, assembles and sells cars, vans, trucks and tractors and their related parts and accessories; provides financing operations, vehicle and equipment leasing, and insurance operations.

Herbalife Ltd., incorporated in the Cayman Islands and headquartered in Los Angeles, California, a network marketing company, sells weight management, nutritional supplement, energy and fitness, and personal care products worldwide.

Imperial Oil Limited, headquartered in Calgary, Alberta, Canada, is engaged in the exploration for, and production and refining of natural gas and petroleum products throughout Canada. The company also manufactures petrochemicals.

KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.

Liberty Media Corp. - Liberty Capital (Series A), headquartered in Englewood, Colorado, engages in the live-action theatrical film production and distribution, home video distribution, live-action television production and distribution, and theatrical and non-theatrical animation businesses primarily in the United States.

Macy's, Inc., headquartered in Cincinnati, Ohio, operates department stores nationwide. The company also operates electronic commerce and direct mail catalog subsidiaries.

MGM Resorts International, headquartered in Las Vegas, Nevada, through its subsidiaries, engages in the ownership and operation of casino resorts in the United States. The company operates gaming, hotel, dining, entertainment, retail and other resort amenities.

Philip Morris International Inc., headquartered in New York, New York, produces, markets and distributes a variety of branded cigarette and tobacco products.

Rockwell Automation, Inc., headquartered in Milwaukee, Wisconsin, researches, develops and makes automation equipment and systems, avionics and communications products and systems. The company's products are sold to customers in both commercial and government markets.

Ross Stores, Inc., headquartered in Newark, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

W.W. Grainger, Inc., headquartered in Lake Forest, Illinois, is a distributor of maintenance, repair, and operating supplies, services and related information to the commercial, industrial, contractor and institutional markets in North America.

Whiting Petroleum Corporation, headquartered in Denver, Colorado, is engaged in oil and natural gas exploration, acquisition and production activities in the Gulf Coast/Permian Basin, Rocky Mountains, Michigan and Mid-Continent regions of the United States.



             Target Global Dividend Leaders Strategy Stocks

                             Domestic Stocks

Altria Group, Inc., headquartered in Richmond, Virginia, is the parent company of Philip Morris USA and Philip Morris Capital Corporation. The company manufactures, markets and distributes a variety of branded cigarettes and tobacco products. The company also has an interest in a beer brewery company.

B&G Foods, Inc., headquartered in Parsippany, New Jersey, is engaged in the manufacture, marketing and distribution of shelf-stable foods though supermarkets, distributors, catalogs, and other sales channels. Products include baked beans, salsa, maple syrup, pickles, meat spreads, and vinegars under various brand names.

The Buckle, Inc., headquartered in Kearney, Nebraska, is a retailer of casual apparel for young men and women. The company markets mostly brand name apparel, including denims, sportswear, outerwear, shoes and accessories.

CenterPoint Energy, Inc., headquartered in Houston, Texas, through its subsidiaries, operates as an energy delivery company in the United States.

CenturyLink, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Diamond Offshore Drilling, Inc., headquartered in Houston, Texas, together with its subsidiaries, operates as an offshore oil and gas drilling contractor worldwide.

DTE Energy Company, headquartered in Detroit, Michigan, is an exempt holding company for The Detroit Edison Company, a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in southeastern Michigan.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

Federated Investors, Inc. (Class B), headquartered in Pittsburgh,
Pennsylvania, and its subsidiaries sponsor, market and provide investment advisory, distribution and administrative services primarily to mutual funds. The company also provides services to corporations, employee benefit plans and others.

Gannett Co., Inc., headquartered in McLean, Virginia, is a diversified news and information company that publishes newspapers, operates broadcasting stations and is engaged in marketing, commercial printing, a newswire service, data services and news programming.

H&R Block, Inc., headquartered in Kansas City, Missouri, is a holding company whose subsidiaries provide tax-related services, investment services through broker/dealers, mortgage services, personal productivity software, accounting, and consulting services to business clients.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, engages in the research, design, development, manufacture and integration of advanced technology products and services ranging from aircraft, spacecraft and launch vehicles to missiles, electronics, information systems and energy management.

Lorillard, Inc., headquartered in Greensboro, North Carolina, is engaged in the manufacture and marketing of cigarettes. The company sells to distributors and retailers in the United States.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Meredith Corporation, headquartered in Des Moines, Iowa, a media and marketing company, engages in magazine and book publishing, television broadcasting, integrated marketing, and interactive media business in the United States.

Reynolds American Inc., headquartered in Winston-Salem, North Carolina, is a holding company for Reynolds Tobacco, the second largest cigarette manufacturer in the United States, whose major brands include "Doral," "Winston," "Camel," "Salem" and "Vantage."

RLI Corp., headquartered in Peoria, Illinois, through its subsidiaries, underwrites property and casualty insurance primarily in the United States.

TAL International Group, Inc., headquartered in Purchase, New York, is engaged in the intermodal container industry. The company acquires, leases and sells intermodal containers used to transport freight by truck, ship and rail.

Unisource Energy Corporation, headquartered in Tucson, Arizona, is a holding company for Tucson Electric Power Company, an electric utility, and Millennium Energy Holdings, Inc., which invests in energy-related ventures.

Vectren Corporation, headquartered in Evansville, Indiana, is a public utility holding company whose subsidiaries provide natural gas distribution and generate, transmit, distribute and sell electric energy to counties in southwestern Indiana.


                          International Stocks


AstraZeneca Plc (ADR), headquartered in London, England, is a holding company. Through its subsidiaries, the company researches, develops and makes ethical (prescription) pharmaceuticals and agricultural chemicals; and provides disease-specific healthcare services. Pharmaceutical products are focused on three areas: oncology, primary care and specialist/hospital care.

Braskem S.A. (ADR), headquartered in Sao Paulo, Brazil, produces petrochemicals and generates electricity. The company produces ethylene, propylene, benzene, toluene, xylenes, butadiene, butene, isoprene, dicyclopentediene, MTBE, caprolactam, ammonium sulfate, cyclohexene, polyethylene theraphtalat, polyethylene, and polyvinyl chloride (PVC).

Companhia Energetica de Minas Gerais-CEMIG (ADR), headquartered in Belo Horizonte, Brazil, an integrated energy company, engages in the generation, transmission, and distribution of electricity in Minas Gerais, Brazil.

Companhia Siderurgica Nacional S.A. (CSN) (ADR), headquartered in Rio de Janiero, Brazil, is engaged in the manufacture of iron and steel in Brazil. The company manufactures and distributes steel products to various industries, including the automobile, auto parts, civil construction, electrical equipment, and packaging industries. The company operates an integrated steel mill, mines, service centers, railroads and ports.

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Huaneng Power International, Inc. (ADR), headquartered in Beijing, China, is one of China's largest independent power producers. The company sells power to local distribution utilities, primarily in China's coastal provinces.

Mobile TeleSystems (ADR), headquartered in Moscow, Russia, provides global systems for mobile communications (GSM) technology-based mobile telecommunications services in Russia, Belarus, Ukraine, Uzbekistan and Turkmenistan.

Philippines Long Distance Telephone Company (ADR), headquartered in Makati City, the Philippines, together with its subsidiaries, provides telecommunications services in the Philippines.

Reed Elsevier NV (ADR), headquartered in Amsterdam, the Netherlands, engages in publishing and providing information in the areas of science, medical, legal, risk, and business sectors primarily in North America and Europe.

Roche Holding AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. The company produces prescription and non-prescription drugs, fine chemicals, vitamins and diagnostic equipment. The company manufactures and distributes its products worldwide.

Royal Dutch Shell Plc (ADR), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and provides integrated petroleum services in the United States.

Seadrill Limited, headquartered in Hamilton, Bermuda, is an offshore deepwater drilling company operating in 15 countries on five continents.

Siliconware Precision Industries Company (ADR), headquartered in
Taichung Hsien, Taiwan, provides semiconductor packaging and testing services.

STMicroelectronics N.V., headquartered in Geneva, Switzerland, designs, develops, makes and markets a broad range of semiconductor integrated circuits and discrete devices used in a variety of microelectronic applications, including telecommunications and computer systems, consumer products, automotive products and industrial automation and control systems.

Telecom Argentina S.A. (ADR), headquartered in Buenos Aires, Argentina, through its subsidiaries, provides fixed-line public telecommunications services, international long-distance service, data transmission, Internet services and directory publishing services in Argentina.

Telefonica Brasil, S.A. (ADR), headquartered in Sao Paulo, Brazil, provides fixed-line telecommunications services in the state of Sao Paulo under a concession agreement granted by the federal government of Brazil.

Textainer Group Holdings Limited, headquartered in Hamilton, Bermuda, and its subsidiaries engage in the purchase, management, leasing and resale of a fleet of marine cargo containers worldwide.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

United Microelectronics Corporation (ADR), headquartered in Hsinchu, Taiwan, designs, manufactures, and markets integrated circuits (ICs) and related electronic products. The company's main products are consumer electronic ICs, memory ICs, personal computer peripheral ICs and communication ICs.

Vale S.A. (ADR), headquartered in Rio de Janeiro, Brazil, is a large producer and exporter of iron ore and pellets, as well as a producer of manganese and ferro-alloys, which are very important raw materials for steelmaking. The company also produces copper, bauxite, kaolin, potash, alumina and aluminum.


                                  REITs


American Capital Agency Corp., headquartered in Bethesda, Maryland, operates as a real estate investment trust that invests in agency pass-through securities and collateralized mortgage obligations for which the principal and interest payments are guaranteed by a U.S. Government agency or a U.S. Government sponsored entity.

Brandywine Realty Trust, headquartered in Newtown Square, Pennsylvania, is a self-managed real estate investment trust which owns a portfolio of primarily suburban office and industrial buildings located primarily in the Mid-Atlantic region. The company also owns an interest in and operates a commercial real estate management services company.

Capstead Mortgage Corporation, headquartered in Dallas, Texas, is a self-managed real estate investment trust that, together with its subsidiaries, invests in real estate-related assets on a leveraged basis that primarily consist of residential adjustable-rate mortgage securities issued and guaranteed by government-sponsored entities.

CBL & Associates Properties, Inc., headquartered in Chattanooga, Tennessee, is a self-managed real estate investment trust which is engaged in the ownership, operation, marketing, management, leasing, expansion, development, redevelopment, acquisition and financing of regional malls and community and neighborhood centers in the United States.

Chimera Investment Corporation, headquartered in New York, New York, is a real estate investment trust that invests in residential mortgage backed securities (RMBS), residential mortgage loans, real estate-related securities, asset backed securities (ABS), and various other asset classes in the United States.

CYS Investments Inc., headquartered in New York, New York, is a specialty finance company with the objective of achieving consistent risk-adjusted investment income. The company invests on a leveraged basis for which the principal and interest payments are guaranteed exclusively in whole-pool residential mortgage pass-through securities.

Duke Realty Corporation, headquartered in Indianapolis, Indiana, is a self-managed real estate investment trust that owns a portfolio of rental properties, primarily industrial and office space. The company also provides related leasing and property management services.

EastGroup Properties, Inc., headquartered in Jackson, Mississippi, is a self-managed real estate investment trust focused on the ownership, acquisition and development of industrial properties in major Sunbelt markets throughout the United States.

Entertainment Properties Trust, headquartered in Kansas City, Missouri, is a self-managed real estate investment trust engaged in acquiring and developing entertainment properties including megaplex theatres and entertainment-themed retail centers.

Government Properties Income Trust, headquartered in Newton,
Massachusetts, operates as a real estate investment trust that primarily owns and leases office buildings leased mainly to government tenants.

Hatteras Financial Corp., headquartered in Winston-Salem, North
Carolina, operates as an externally-managed mortgage real estate investment trust. It invests in adjustable-rate and hybrid adjustable-rate single-family residential mortgage pass-through securities guaranteed or issued by United States Government agencies, or by United States Government-sponsored entities.

Hospitality Properties Trust, headquartered in Newton, Massachusetts, is a self-managed real estate investment trust formed to buy, own and lease hotels to unaffiliated hotel operators.

Invesco Mortgage Capital Inc., headquartered in Atlanta, Georgia, operates as a mortgage real estate investment trust.

Liberty Property Trust, headquartered in Malvern, Pennsylvania, is a self-managed real estate investment trust providing leasing, acquisition, development, property management and other related services for industrial and office properties located in the southeastern, mid-Atlantic and midwestern regions of the United States.

MFA Financial, Inc., headquartered in New York, New York, is a self-managed real estate investment trust which is primarily engaged in the business of investing in high-grade adjustable-rate mortgage-backed securities.

National Health Investors, Inc., headquartered in Murfreesboro,
Tennessee, is a real estate investment trust that invests in income-producing healthcare properties primarily in the long-term care industry.

Realty Income Corporation, headquartered in Escondido, California, is a self-managed real estate investment trust engaged in acquisition;
leasing; legal, retail, and real estate research; portfolio management; and capital markets.

Senior Housing Properties Trust, headquartered in Newton, Massachusetts, is a real estate investment trust that invests in senior housing real estate, including apartment buildings for aged residents, independent living properties, assisted living facilities and nursing homes.

Starwood Property Trust Inc., headquartered in Greenwich, Connecticut, a real estate investment trust, primarily focuses on originating, investing in, financing, and managing commercial mortgage loans, commercial mortgage-backed securities, commercial real estate debt investments, and other commercial real estate-related debt investments.

Sun Communities, Inc., headquartered in Farmington Hills, Michigan, is a self-managed real estate investment trust engaged in owning, operating and financing manufactured housing communities concentrated in the midwestern and southeastern United States.

               Modified S&P Target SMid 60 Strategy Stocks


AAR Corp., headquartered in Wood Dale, Illinois, is a provider of after-market products and services to the worldwide aviation industry. The company also repairs and exchanges a variety of engine parts.

AOL, Inc., headquartered in New York, New York, operates as a Web services company that offers a suite of brands and offerings for the worldwide audience.

Apogee Enterprises, Inc., headquartered in Minneapolis, Minnesota, provides technologies used in the design and development of value-added glass products and services for various industries worldwide.

Arkansas Best Corporation, headquartered in Fort Smith, Arkansas, is a transportation holding company engaged primarily in motor carrier transportation and intermodal transportation operations worldwide.

Arrow Electronics, Inc., headquartered in Melville, New York, is a distributor of electronic components and computer products to industrial and commercial customers through a global distribution network spanning North America, Europe and the Asia/Pacific region.

Astoria Financial Corporation, headquartered in Lake Success, New York, through wholly-owned Astoria Federal Savings and Loan Association, conducts a savings and loan business through numerous offices in Brooklyn, Chenango, Nassau, Otsego, Queens, Suffolk and Westchester counties in New York.

Avid Technology, Inc., headquartered in Tewksbury, Massachusetts, develops, markets, sells and supports a wide range of software, and hardware and software systems, for digital media production, management and distribution.

Avnet Inc., headquartered in Phoenix, Arizona, distributes electronic components, enterprise network and computer equipment, and embedded subsystems.

Benchmark Electronics, Inc., headquartered in Angleton, Texas, provides contract manufacturing and design services to original equipment manufacturers. The company specializes in the assembly of printed circuit boards with computer-automated equipment using surface mount and pin-through-hole interconnection technologies.

Boyd Gaming Corporation, headquartered in Las Vegas, Nevada, operates as a multi-jurisdictional gaming company, owning and operating casino facilities in Nevada, Illinois, Indiana, Louisiana and Mississippi.

Brown Shoe Company, Inc., headquartered in St. Louis, Missouri, operates retail shoe stores in the United States and Canada. The company's stores sell footwear for men, women and children. The company's stores include "Famous Footwear," "Factory Brand Shoes," "Warehouse Shoes," "Supermarket of Shoes," "Naturalizer" and "F.X. LaSalle." The company's licensed brand names include "Dr. Scholls," "Disney" and "Star Wars."

Career Education Corporation, headquartered in Hoffman Estates,
Illinois, is a provider of private, for-profit postsecondary education, with campuses throughout the United States, Canada, the United Kingdom and the United Arab Emirates.

Cedar Shopping Centers Inc., headquartered in Port Washington, New York, is a real estate investment trust that engages in the ownership, operation, development and redevelopment of supermarket-anchored community shopping centers and drug store-anchored convenience centers in the United States.

Century Aluminum Company, headquartered in Monterey, California, is a holding company for aluminum manufacturers Century Aluminum of West Virginia, Inc.; Berkeley Aluminum, Inc.; and Century Aluminum of
Kentucky, LLC.

Ceradyne, Inc., headquartered in Costa Mesa, California, engages in the development, manufacture and marketing of advanced technical ceramic products and components for defense, industrial, automotive/diesel and commercial applications.

Cohu, Inc., headquartered in Poway, California, designs, manufactures, and sells semiconductor test handling equipment for the semiconductor industry worldwide. The company also manufactures closed circuit television cameras, metal detection instruments and microwave communications equipment.

Community Health Systems Inc., headquartered in Brentwood, Tennessee, is a non-urban provider of general hospital healthcare services in the United States.

Convergys Corporation, headquartered in Cincinnati, Ohio, is a provider of outsourced billing and customer management solutions, which encompass activities such as targeting, acquiring, serving and retaining customers on behalf of its clients.

CoreLogic, Inc., headquartered in Santa Ana, California, provides property, financial, and consumer information, analytics, and services to mortgage originators and servicers, financial institutions, government and government-sponsored enterprises, and other businesses in the United States.

Corinthian Colleges, Inc., headquartered in Santa Ana, California, is a private, for-profit secondary education company operating in the United States. The company specializes in career-oriented education, offering diplomas and associate's, bachelor's and master's degrees in healthcare, electronics and information technology.

Domtar Corporation, headquartered in Montreal, Quebec, Canada, engages in designing, manufacturing, marketing and distributing uncoated freesheet paper; papergrade, fluff, and specialty pulp; and lumber and wood products in North America.

Fidelity National Financial, Inc., headquartered in Jacksonville, Florida, is engaged in issuing title insurance policies and performing other title-related services arising from real estate closings. The company utilizes both in-house employees and independent agents in providing its services.

Forestar Group Inc., headquartered in Austin, Texas, is a real estate investment and development company operating diverse real estate projects and investments which range from master-planned communities to commercial developments.

General Cable Corporation, headquartered in Highland Heights, Kentucky, designs, develops, manufactures, markets and distributes copper, aluminum, and fiberoptic wire and cable products to communications, electrical and energy markets. The company operates worldwide.

Healthways, Inc., headquartered in Nashville, Tennessee, provides specialized, comprehensive care enhancement services to health plans and hospitals, with an emphasis on diabetes, cardiac disease and respiratory disease.

ITT Corp., headquartered in White Plains, New York, is a global multi-industry company engaged in the design and manufacture of a range of engineered products and in the provision of related services.

Janus Capital Group Inc., headquartered in Denver, Colorado, sponsors, markets and provides investment advisory, distribution and administrative services, primarily to mutual funds, in both domestic and international markets.

Jefferies Group, Inc., headquartered in New York, New York, together with its subsidiaries, operates as a securities and investment banking company in the Americas, Europe, and Asia. It operates in two segments, Capital Markets and Asset Management.

JetBlue Airways Corporation, headquartered in Forest Hills, New York, is a low-fare, low-cost passenger airline that provides service primarily on point-to-point routes.

Kelly Services, Inc., headquartered in Troy, Michigan, provides staffing services to various industries worldwide.

Kite Realty Group Trust, headquartered in Indianapolis, Indiana, a real estate investment trust, engages in the acquisition, development, expansion, construction, ownership, leasing, operation and management of neighborhood and community shopping centers, and commercial real estate properties in the United States.

Live Nation Entertainment Inc., headquartered in Beverly Hills,
California, is a concert and live event promoter. The company produces and operates such live events as music concerts, theatrical shows and specialized motor sports events.

Mack Cali Realty Corporation, headquartered in Edison, New Jersey, is a self-managed real estate investment trust that owns and operates a real estate portfolio comprised predominantly of Class A office and office/flex properties located primarily in the Northeast.

Mohawk Industries, Inc., headquartered in Calhoun, Georgia, designs and manufactures woven and tufted broadloom carpet and rugs principally for residential applications.

Monster Worldwide Inc., headquartered in New York, New York, is a global provider of career solutions. The company, through its flagship interactive product, Monster (www.monster.com), is engaged in online career management. The company is also a worldwide recruitment advertising agency and a yellow pages advertising agency.

Nash Finch Company, headquartered in Edina, Minnesota, is a food wholesaler that supplies products to independent supermarkets and military bases in the United States. The company also owns and operates supermarkets, warehouse stores, and mass merchandise stores, as well as a product-growing and marketing subsidiary in California.

Office Depot, Inc., headquartered in Delray Beach, Florida, operates a chain of retail office products stores and provides delivery of its products in the United States and Canada to store and catalog customers. The company is also a full-service contract stationer serving businesses throughout the United States.

OfficeMax Inc., headquartered in Boise, Idaho, is a distributor of office products and building materials and an integrated manufacturer and distributor of paper and wood products.

Olympic Steel, Inc., headquartered in Bedford Heights, Ohio, acts as an intermediary between steel producers and manufacturers. The company's services include processing and distributing flat-rolled carbon, stainless steel and tubular steel products. The company purchases steel from producers and processes it according to customer specifications.

Oplink Communications, Inc., headquartered in Fremont, California, provides products used to enhance the performance of optical networks. The company's products include fiber optic components and integrated optical modules which are sold worldwide to communication equipment suppliers.

Patterson-UTI Energy, Inc., headquartered in Snyder, Texas, is the largest provider of domestic land-based drilling services to major independent oil and natural gas companies in North America, and is also engaged in pressure pumping, exploration and drilling.

Perry Ellis International, Inc., headquartered in Miami, Florida, is an apparel company whose portfolio includes men's and women's brands. The company designs, sources, markets and licenses its products nationally and internationally at multiple price points, and across all major levels of retail distribution.

Pioneer Drilling Company, headquartered in San Antonio, Texas, provides contract land drilling services. The company provides services to independent and major oil and gas companies, with a focus in the United States and Latin America.

Presidential Life Corporation, headquartered in Nyack, New York, through its wholly owned subsidiary, Presidential Life Insurance Company, sells annuity and life insurance products in the United States.

Protective Life Corporation, headquartered in Birmingham, Alabama, through its subsidiaries, engages in the production, distribution, and administration of insurance and investment products in the United States.

Quicksilver Resources Inc., headquartered in Fort Worth, Texas, is an independent oil and gas company engaged in the exploration, acquisition, development, production and sale of natural gas, crude oil and natural gas liquids, primarily from unconventional reservoirs such as fractured shales, coal beds and tight sands.

Reinsurance Group of America, headquartered in Chesterfield, Missouri, is primarily engaged in traditional life, asset-intensive and financial reinsurance.

Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is a metals service center company which operates processing and distribution facilities in 27 states, Belgium, France and South Korea.

SL Green Realty Corp., headquartered in New York, New York, is a self-managed real estate investment trust engaged in the business of owning, managing, leasing, acquiring and repositioning Class B office properties in the Manhattan borough of New York City.

Smithfield Foods, Inc., headquartered in Smithfield, Virginia, operates as a producer, manufacturer, marketer, seller and distributor of a variety of fresh pork and processed meat products both domestically and in Canada, France, Japan, Mexico and Poland.

Stage Stores, Inc., headquartered in Houston, Texas, operates as a specialty department store retailer in the United States.

StanCorp Financial Group, Inc., headquartered in Portland, Oregon, through its subsidiaries, provides group insurance products and services for life and disability insurance needs of employer groups and the disability insurance needs of individuals in the United States.

Stewart Information Services Corporation, headquartered in Houston, Texas, is principally engaged in the issuance of title insurance on homes and other real property through locations in all 50 states, Washington, D.C. and several foreign countries.

Superior Industries International, Inc., headquartered in Van Nuys, California, designs and manufactures motor vehicle parts and accessories. The company's products are sold to original equipment manufacturers and the automotive aftermarket. Their products include vehicle aluminum road wheels, as well as custom road wheels and accessories.

Tech Data Corporation, headquartered in Clearwater, Florida, is a full-line distributor of technology products. The company serves resellers in the United States, Canada, the Caribbean, Latin America, Europe and the Middle East. The company also provides pre- and post-sale training, service, and support, as well as configuration and assembly services and electronic commerce solutions.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with cellular telephone and telephone operations.

Unit Corporation, headquartered in Tulsa, Oklahoma, through its wholly-owned subsidiaries, contracts to drill onshore oil and natural gas wells for others and explores for, develops, acquires and produces oil and natural gas properties for itself.

Viad Corp., headquartered in Phoenix, Arizona, provides exhibition and event services, and travel and recreation services.

Vishay Intertechnology, Inc., headquartered in Malvern, Pennsylvania, makes and supplies passive electronic components, including resistors, capacitors and inductors, used in a broad range of products containing electronic circuitry. The company offers most of its product types in surface mount device form and in the traditional leaded device form.

VOXX International Corp., headquartered in Hauppauge, New York, and its subsidiaries engage in the design and marketing of electronic products worldwide.


                   MSCI EAFE Target 20 Strategy Stocks


ASML Holding N.V., headquartered in Veldhoven, the Netherlands, is the largest supplier in the world of photolithography systems for the semiconductor industry. The company manufactures machines for the production of integrated circuits (ICs), such as DRAM memory, flash memory, and CPUs.

BASF SE, headquartered in Ludwigshafen, Germany, is the world's largest chemical company.

Bayerische Motoren Werke (BMW) AG, headquartered in Munich, Germany, manufactures and sells luxury cars and motorcycles worldwide.

BP Plc, headquartered in London, England, produces and markets crude oil and petroleum products worldwide, is engaged in exploration and field development throughout the world, and is engaged in the manufacture and sale of various petroleum-based chemical products.

Cheung Kong (Holdings) Limited, headquartered in Hong Kong, China, conducts business primarily in real estate development. The company owns developed and undeveloped property in Hong Kong and mainland China.

Daimler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells passenger cars and commercial trucks under the brand names "Mercedes-Benz" and "Daimler." The company also provides related financial services for its automotive and commercial operations.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently expanding into power generation.

Fresnillo Plc, incorporated in the United Kingdom and headquartered in Mexico City, Mexico, is the world's largest producer of silver from ore (primary silver) and Mexico's second-largest gold miner.

Hitachi, Ltd., headquartered in Tokyo, Japan, is engaged in the manufacture of communications and electronic equipment, consumer electronics, and heavy electrical and industrial machinery. The company has a wide range of products from nuclear power systems to kitchen appliances and also operates subsidiaries in the metal, chemical, and wire and cable industries.

Hutchison Whampoa Limited, headquartered in Hong Kong, China, through its subsidiaries, operates five core businesses including ports and related services, telecommunications and e-commerce, property and hotels, retail and manufacturing, energy, infrastructure, finance and investments.

MITSUI & CO., LTD., headquartered in Tokyo, Japan, is a general trading company. The company has operating groups including Iron and Steel, Non-Ferrous Metals, Machinery, Chemicals, Foods, Energy, Textiles and
General Merchandise. The company also operates real estate and overseas development projects.

Nippon Telegraph and Telephone Corporation (NTT), headquartered in Tokyo, Japan, provides various telecommunication services, including data communication, telephone, telegraph, leased circuits, terminal equipment sales, and related services. The company supplies both local and long distance telephone services within Japan.

Sanofi, headquartered in Paris, France, is engaged in the development and manufacture of prescription pharmaceuticals in four main therapeutic categories: Cardiovascular/Thrombosis, Central Nervous System, Internal Medicine and Oncology.

StatoilHydro ASA, headquartered in Stavanger, Norway, is the largest integrated oil and gas company in Scandinavia, producing oil and gas from the Norwegian Continental Shelf and other regions.

Sumitomo Corporation, headquartered in Tokyo, Japan, operates a general trading company which imports and exports a wide variety of goods, including food products, textiles, metals, machinery, chemicals, and fuel. The company also operates construction, real estate, insurance, finance, leasing and shipping businesses.

Sun Hung Kai Properties Ltd, headquartered in Hong Kong, China, is one of the largest property companies in Hong Kong. The developer's core activities involve investing in and developing residential projects, shopping centers, office and industrial properties, and parking lots, for sale or lease. Related businesses include financial services, hotel management, and insurance.

Total S.A., headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Vodafone Group Plc, headquartered in Newbury, Berkshire, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.

Volkswagen AG (Preference Shares), headquartered in Wolfsburg, Germany, and its subsidiaries engage in the manufacture and sale of automobiles worldwide. The company operates in two divisions, Automotive and Financial Services.

Wharf Holdings Ltd, headquartered in Hong Kong, China, is a conglomerate built on real estate development, ownership, sales and property management. The company's holdings also include interests in several shipping terminals, cable TV providers and nightclubs. Other interests include ferries, trams, harbor tunnels and the Marco Polo Hotels.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

                CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits

                                S-1


                            SIGNATURES

     The Registrant, FT 3408, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 1180; FT 1221; FT 1222; FT 1318; FT 1392; FT 1393; FT
1422;  FT  1423; FT 1524; FT 1525; FT 1573; FT 1590;  FT  1635;  FT
1638;  FT  1639; FT 1693; FT 1711; FT 1712; FT 1770;  FT  1809;  FT
1829;  FT  1859; FT 1863; FT 1888; FT 1894; FT 1911;  FT  1937;  FT
1977;  FT  1991; FT 1994; FT 2038; FT 2051; FT 2057;  FT  2079;  FT
2092;  FT  2106; FT 2107; FT 2126; FT 2159; FT 2165;  FT  2170;  FT
2181;  FT  2220; FT 2253; FT 2261; FT 2311; FT 2326;  FT  2356;  FT
2364;  FT  2386; FT 2408; FT 2427; FT 2462; FT 2482;  FT  2488;  FT
2489;  FT  2517; FT 2530; FT 2548; FT 2603; FT 2611;  FT  2617;  FT
2618;  FT  2659; FT 2668; FT 2681; FT 2709; FT 2746;  FT  2747;  FT
2752;  FT  2753; FT 2772; FT 2824; FT 2866; FT 2871;  FT  2878;  FT
2879;  FT  2884; FT 2893; FT 2935; FT 2939; FT 3007;  FT  3008;  FT
3016;  FT  3017; FT 3022; FT 3024; FT 3025; FT 3032;  FT  3109;  FT
3128;  FT  3161; FT 3166; FT 3167; FT 3183; FT 3196;  FT  3260;  FT
3266;  FT  3302; FT 3306; FT 3310; FT 3311; FT 3320;  FT  3335;  FT
3336; FT 3367; FT 3370 and FT 3428 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the regis-tration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)   that  it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 3408, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on March 14, 2012.

                              FT 3408

                              By   FIRST TRUST PORTFOLIOS L.P.
                                   Depositor

                              By   Jason T. Henry
                                   Senior Vice President

                              S-2


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

      Name                Title*                   Date

 James A. Bowen   Director of The        )    March 14, 2012
                  Charger Corporation,   )
                  the General Partner of )
                  First Trust Portfolios )    Jason T. Henry
                  L.P.                   )    Attorney-in-Fact**


* The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.


                                S-3


     CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the use in this Amendment No. 1 to Registration Statement No. 333-179614 on Form S-6 of our report dated March 14, 2012, relating to the financial statement of FT 3408, comprising Baker Boyer Core Equity Portfolio, Series 4, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.


/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
March 14, 2012

                                S-4


                        CONSENT OF COUNSEL

     The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 of the Registration Statement.

               CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                                S-5


                           EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-110799] filed on behalf of FT
         785).

1.1.1 Form of Trust Agreement for FT 3408 and certain subsequent Series, effective March 14, 2012 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio
         Supervisor,  and FTP Services LLC, as FTPS Unit  Servicing
         Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series
         19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).

                                S-6


2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1 Opinion of counsel as to legality of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series
         18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

                                S-7